As filed with the Securities and Exchange Commission on May 5, 2005

Registration No. 333-124328

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1
TO

FORM F-3

REGISTRATION STATEMENT
Under
THE SECURITIES ACT OF 1933

Lipman Electronic Engineering Ltd.

(Exact name of Registrant as specified in its charter)

Israel	Not Applicable
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

11 Haamal Street, Park Afek
Rosh Haayin 48092, Israel
(972-3) 902-9730

(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Lipman U.S.A., Inc.
50 Gordon Drive
Syosset, NY 11792
(516) 484-9898

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Neil Gold, Esq. Fulbright & Jaworski L.L.P. 666 Fifth Avenue New York, New York 10103 (212) 318-3000 Facsimile: (212) 318-3400	David Gotlieb, Adv. Shnitzer, Gotlieb, Sharon & Co. 7 Menachem Begin St Ramat-Gan 52521, Israel (972-3) 754-9922 Facsimile: (972-3) 754-9920	David S. Lefkowitz, Esq. Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, New York 10153 (212) 310-8000 Facsimile: (212) 310-8007	Aaron M. Lampert, Adv. Naschitz, Brandes & Co. 5 Tuval Street Tel Aviv 67897, Israel (972-3) 623-5000 Facsimile: (972-3) 623-5005

Approximate date of commencement of proposed sale to the public: As soon as practicable after effectiveness of this Registration Statement.

If only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box:

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box:

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment specifically stating that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling shareholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion
Preliminary Prospectus dated May 5, 2005

PROSPECTUS

1,973,044 Shares

Lipman Electronic Engineering Ltd.

Ordinary Shares

Lipman shareholders are selling 1,973,044 ordinary shares.

The ordinary shares trade on the Nasdaq National Market under the symbol "LPMA." On May  4, 2005, the last sale price of the ordinary shares as reported on the Nasdaq National Market was $29.90.

Investing in the ordinary shares involves risks that are described in the "Risk Factors" section beginning on page 5 of the prospectus.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds to the selling shareholders	$	$

Merrill Lynch may also purchase up to an additional 295,956 ordinary shares from two of the selling shareholders at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares will be ready for delivery on or about May     , 2005.

Merrill Lynch & Co.

The date of this prospectus is         , 2005.

i

SUMMARY

This summary highlights information contained in this prospectus. Before deciding to invest in our ordinary shares, you should carefully read this entire prospectus, including the section entitled "Risk Factors" and our consolidated financial statements and the notes to those financial statements.

Lipman

We are a leading worldwide provider of electronic payment systems and solutions. Our products include landline and wireless point-of-sale, or POS, terminals, personal identification number, or PIN, pads, electronic cash registers and self-service systems that include automated teller machines, or ATMs. In addition, we provide a range of software solutions for a variety of retail applications and other terminal-related applications, such as prepaid systems and terminal fleet management. Our electronic payment systems are generally sold or leased under our NURIT brand name, as well as under the Xpress, Xplorer and Xchequer brand names of our subsidiary, Dione Ltd. They are designed to be reliable, easy to use, cost-efficient, and provide our customers with a low total cost of ownership and additional revenue generating opportunities. We have established ourselves as a technology leader in the electronic payment industry by developing and integrating advanced technologies and security features and applications into our products. In addition, we are in the process of developing new revenue sources through penetration into vertical markets, such as prepaid cellular time, and service of our terminals.

In October 2004, we completed the purchase of 100% of the share capital of Dione Ltd. Dione is a supplier of smart card-based payment systems with applications and managed services that help merchants improve margins and customer satisfaction. Dione specializes in the design, development and provision of card transaction terminals supporting payment and value-added applications for retailers, including integrated PIN and smart card, known as Chip & PIN solutions, standalone terminals for deployment at small to medium size enterprises, or SMEs, wireless terminals for the portable/mobile sectors and secure solutions for unattended payment. Dione also specializes in the provision of managed professional services such as on-site and call-center support with remote terminal management. Dione sells primarily to customers in the U.K., Finland and South Africa.

Our Customers

Our customers consist primarily of distributors, independent sales organizations, value-added resellers, payment processors and financial institutions, including banks and credit card companies. Distributors, independent sales organizations, value-added resellers and payment processors generally resell our products to end-users, which are typically small and mid-sized retail businesses and multiple retail stores of large corporations in a variety of industries, including fast food chains, furniture stores and convenience store chains. We also manufacture privately branded products for large reseller customers. Banks and financial institutions generally provide our terminals to their end-users. In Israel and certain other countries, we sell or rent POS terminals, PIN pads and electronic cash registers directly to a limited number of end-users.

Our Industry

The adoption of card-based payments methods such as credit and debit cards has increased steadily in the U.S. and adoption has accelerated internationally. This has created demand for POS systems to enable secure, automated, electronic delivery and authorization of these payments. The increased use of card-based payments and POS systems has resulted in increased incidence of fraud and heightened attention to security measures by payment networks and processors. The implementation of new technologies such as wireless communications and new POS applications are driving the need for a new generation of POS systems that are faster, more cost-effective and more secure than the installed base of POS terminals.

Our Solution

Our electronic payment systems provide merchants and transaction processors with the following key benefits:

•	broad, integrated product suites;

•	comprehensive security features;

•	modular and customizable architecture;

•	complete solutions for specific market needs; and

•	low total cost of ownership.

Our Strategy

Our objective is to continue to operate as a profitable leader in the electronic payment systems market. The principal elements of our strategy include:

•	seeking market leadership in target markets;

•	acquiring complementary businesses and technologies;

•	establishing long-term relationships with our customers;

•	increasing our recurring revenues;

•	penetrating new market segments; and

•	extending our technological leadership.

Shareholders' Agreement

Mivtach Shamir Holdings Ltd. beneficially owns 17.9% of our outstanding ordinary shares and Mez-Op Holdings Ltd. beneficially owns 8.0% of our outstanding ordinary shares. Upon completion of the offering, Mivtach Shamir will beneficially own approximately 13.8% of our outstanding ordinary shares and Mez-Op Holdings will beneficially own approximately 5.5% of our outstanding ordinary shares. Mivtach Shamir and Mez-Op Holdings have entered into an agreement which will continue to be in effect following completion of the offering with respect to the election of our directors, rights of first refusal relating to their shares, distribution of dividends and maintenance of shareholders' equity. As a result, Mivtach Shamir and Mez-Op Holdings, or their designated directors, can exert significant influence over decisions affecting us while this agreement is in effect.

Corporate Information

We were incorporated in Israel in September 1974. Our ordinary shares began trading on the Tel Aviv Stock Exchange in May 1993 and on the Nasdaq National Market in January 2004. Our principal executive offices are located at 11 Haamal Street, Park Afek, Rosh Haayin 48092, Israel, and our telephone number is (972-3) 902-9730. The information contained on our website, www.lipman.biz, is not a part of this prospectus.

The Offering

Ordinary shares offered by the selling shareholders	1,973,044 shares

Ordinary shares outstanding after the offering	26,882,736 shares

Use of proceeds	We will not receive any proceeds from the sale of shares by the selling shareholders. We will receive net proceeds of approximately $1.2 million upon the exercise of options by two of the selling shareholders concurrent with the consummation of this offering for shares that will be sold in this offering. These proceeds will be used for general corporate purposes.

Risk factors	See "Risk Factors" and other information included on this prospectus for a discussion of factors you should care to consider before deciding to invest in our ordinary shares.

Nasdaq Stock Market and Tel Aviv Stock Exchange Symbol	LPMA

The number of shares outstanding after the offering is based on the 26,613,736 shares outstanding as of May 4, 2005 and excludes:

•	1,925,660 shares held by one of our wholly-owned subsidiaries and treated as treasury shares,

•	an aggregate of 2,228,250 ordinary shares issuable upon exercise of options granted to employees, after giving effect to the exercise by two of the selling shareholders of options for 269,000 shares concurrent with the consummation of this offering;

•	an aggregate of 377,750 ordinary shares reserved by us for issuance upon exercise of options to be granted in the future under our existing stock share option plans; and

•	an aggregate of 600,000 shares reserved for issuance under employee share purchase plans that have been approved in accordance with applicable law but have not yet been implemented by our board of directors.

Unless otherwise indicated, the information in this prospectus assumes that the underwriter's over-allotment option to purchase up to 295,956 ordinary shares from two of the selling shareholders is not exercised.

All share and per share numbers in this prospectus reflect a stock dividend effected as a two-for-one stock split on June 22, 2004.

All references to "dollars" or "$" in this prospectus are to U.S. dollars and all references to "NIS" are to New Israeli Shekels.

Summary Consolidated Financial Data

The following table summarizes financial data regarding our business. You should read carefully the consolidated financial statements incorporated by reference in this prospectus, including the notes to the consolidated financial statements.

	Year Ended December 31,					Three months ended March 31,
	2000	2001	2002	2003	2004 (1)	2004	2005
						(unaudited)	(unaudited)
	(in thousands, except per share data)
Statement of Income Data:
Revenues	$60,030	$62,958	$85,534	$117,667	$180,553	$32,103	$54,208
Cost of revenues, excluding amortization of acquired technology(2)	27,475	27,716	37,046	58,374	99,012	16,365	31,312
Amortization of acquired technology	—	—	—	—	260	—	283
Total cost of revenues	27,475	27,716	37,046	58,374	99,272	16,365	31,595
Gross profit	32,555	35,242	48,488	59,293	81,281	15,738	22,613

Operating expenses:
Research and development(2)	2,937	3,215	4,043	4,770	7,829	1,488	3,425
Selling and marketing(2)	10,297	11,802	12,422	16,317	20,665	4,124	7,268
General and administrative(2)	3,588	4,519	5,466	6,122	10,556	2,514	2,686
Stock-based compensation	3,443	4,253	2,746	2,579	4,783	1,840	1,337
Amortization of goodwill and other intangible assets	1,982	1,844	206	206	699	52	590

Total operating expenses	22,247	25,633	24,883	29,994	44,532	10,018	15,306

Operating income	10,308	9,609	23,605	29,299	36,749	5,720	7,307
Financial income (expenses), net	434	221	160	3,627	3,099	266	250
Other income (expenses), net	(3,003)	(2,712)	(472)	189	62	—	(31)

Income before taxes on income	7,739	7,118	23,293	33,115	39,910	5,986	7,526
Taxes on income (benefit)	(425)	2,017	1,366	3,750	9,167	1,146	2,252

Net income	$8,164	$5,101	$21,927	$29,365	$30,743	$4,840	$5,274

Basic net earnings per share	$0.41	$0.26	$1.09	$1.44	$1.20	$0.20	$0.20

Diluted net earnings per share	$0.41	$0.26	$1.06	$1.38	$1.15	$0.19	$0.19

Weighted average number of shares used in Computing
Basic net earnings per share	19,892	20,056	20,078	20,422	25,599	24,156	26,587

Diluted net earnings per share	19,936	20,098	20,742	21,354	26,680	25,306	27,459

(1) Our summary consolidated financial data for the year ended December 31, 2004 includes results of Dione Ltd. from October 1, 2004 through December 31, 2004 and is not necessarily comparable to such data in other years.

(2) Expenses exclude stock-based compensation expenses related to options granted to employees and others as follows:

Cost of revenues	$35	$65	$70	$39	$358	$75	$114
Research and development	899	1,026	654	258	1,111	239	345
Selling and marketing	129	235	418	231	904	196	278
General and administrative	2,380	2,927	1,604	2,051	2,410	1,330	600
	$3,443	$4,253	$2,746	$2,579	$4,783	$1,840	$1,337

At March 31, 2005
(inthousands) (unaudited)
Balance Sheet Data:
Cash and cash equivalents	$118,287
Working capital	163,528
Total assets	306,853
Total debt	156
Shareholders' equity	245,303

RISK FACTORS

Investing in our ordinary shares involves risks. You should carefully consider the following risk factors in addition to the other information in this prospectus before purchasing our ordinary shares. Our business, operating results and financial condition could be adversely affected due to any of the following risks. The trading price of our ordinary shares could decline due to any of these risks, and you could lose all or part of your investment.

Risks Relating to Our Business and Industry

We depend on independent distributors, independent sales organizations, value-added resellers and payment processors to sell our products. If these parties do not succeed in selling our products, or if we are not able to maintain our relationships with them, our revenues and income will decline.

We sell a significant portion of our products through third parties such as independent distributors, independent sales organizations, value-added resellers, financial institutions and payment processors that are not under our direct control. We are dependent on their active marketing and sales efforts to convince their customers or end-users to purchase our products. These third parties also provide after-sales support and related services to end-user customers. Typically, our arrangements with these third parties do not prevent them from selling products of other companies, including our competitors. As a result, they may not successfully sell our product offerings or they may give higher priority to products of other companies. We also may not be able to maintain our existing relationships with these third parties. If one or more of our major third-party sellers terminates or otherwise adversely changes their relationship with us, we may be unsuccessful in replacing them. The loss of one of our major third-party sellers could impair our ability to sell our products and result in lower revenues and income.

We depend on a small number of large customers and the loss of one or more of these customers, or a significant decrease in sales to any of these customers, could significantly reduce our revenues and income.

A significant portion of our revenues have resulted, and are expected to continue to result, from substantial purchases made by a limited number of customers, including distributors, independent sales organizations and financial institutions. For the three months ended March 31, 2005, we derived approximately 38.0% of our revenues from our four largest customers and 60.8% of revenues from our ten largest customers. In 2004, we derived approximately 26.8% of our revenues from our four largest customers and 51.8% of our revenues from our ten largest customers. In 2003, we derived approximately 38.7% of our revenues from our four largest customers and 62.0% of our revenues from our ten largest customers. Sales to TASQ Technology, a distributor of our products in the U.S., represented 5.1% of our revenues in 2004 and 15.5% of our revenues in 2003. Our significant customers are not required to purchase minimum quantities under their agreements with us and we cannot be sure that our large customers will continue to purchase products from us. Based on our experience, our largest customers may change from period to period. If any of our large customers significantly reduces or delays purchases from us or if we are required to sell products to them at reduced prices, our revenues and income could be materially adversely affected.

The market for our products is highly competitive and these competitive pressures may result in lower prices or reduced demand for our products.

Competition in our industry is intense and we expect competition to increase. Some of our competitors are more established, enjoy greater market recognition and have greater financial and marketing resources than we do. Our principal competitors in the market for electronic payment systems include Ingenico, VeriFone and Hypercom. In addition, we also compete frequently with Axalto, a division of SchlumbergerSema and Thales e-transactions. These competitors and others may be able to respond more quickly to new or emerging technologies or changes in customer requirements or benefit from greater economies of scale. They compete with us in some cases by offering more aggressive pricing or devoting greater resources to product marketing than we do. This competition may result in lower prices or reduced demand for our products and a corresponding reduction in our gross margins, which may impair our ability to maintain profitability. Competitive pricing in Turkey, Brazil and the U.S. has negatively impacted our gross margins and we expect pricing competition in these and other markets to continue. We also may face additional competition if new participants enter the markets in which we operate.

We depend on a limited number of suppliers for some key components and therefore the loss of one or more of these suppliers could cause production delays, a reduction of revenues or an increase in costs.

We currently purchase some key components used in our products from only one source and purchase others from only a limited number of sources. For example, we currently depend upon a single manufacturer, Philips Semiconductors, to manufacture our proprietary application specific integrated circuits, or ASICs. If this supplier is unable to produce our required quantities of ASICs, we would be faced with a shortage of critical components. We also experienced from time to time an increase in the lead time for delivery of some of our key components. We may not be able to find alternative sources in a timely manner if suppliers of our key components become unwilling or unable to provide us with adequate supplies of these key components when we need them or increase their prices. In addition, we usually build one plastic injection mold to make the plastic casings for each of our products. If the plastic injection mold used to manufacture the plastic casing of a particular product is damaged or destroyed, our ability to deliver that product in a timely manner will be adversely affected. The inability to obtain sufficient key components as required, or to develop alternative sources if and as required in the future, or to replace our plastic injection molds in a timely manner if they are damaged or destroyed, could cause delays or reductions in product shipments. This could cause our relationships with customers to suffer and our revenues to decline. Even if we are able to secure alternative sources for components or replace our plastic injection molds in a timely manner, our costs could increase.

We depend on our manufacturing and warehouse facilities in Israel. If manufacturing at these facilities is interrupted for any reason, there could be a material adverse effect on our results of operations.

We assemble and test a majority of our NURIT products at our two manufacturing facilities located in the same industrial park in Israel. Each facility is responsible for different phases in the manufacturing process of our products. Component and finished product inventories are also stored at these facilities. Disruption of the manufacturing process at these facilities or damage to either of these facilities, whether as a result of fire, natural disaster, act of war, terrorist attack or otherwise, could materially affect our ability to deliver products on a timely basis and could materially adversely affect our results of operations.

We depend upon third parties to manufacture some of our products. Although we plan to begin manufacturing these products in our own facility in the future, we cannot be certain that this will be accomplished in a timely and cost effective manner.

We do not manufacture the physical devices that are designed by Dione, our recently acquired subsidiary based in the United Kingdom. These devices are manufactured for us by a single third party. Our agreement with this third party is not long term. If this manufacturer becomes unwilling or unable to provide us with adequate supplies of products when we need them, or if it increases its prices, we might not be able to find alternative sources in a timely manner and could be faced with a shortage of products. This could harm our relationships with our customers and cause our revenues to decline. Even if we are able to secure alternative sources in a timely manner, our costs could increase. We are planning to begin manufacturing certain Dione products at our Israeli manufacturing facilities during 2005. If we are unsuccessful in maintaining our relationship with the third party manufacturer or if the potential transfer of the manufacturing to our own facilities proves to be more complicated or costly than expected, or ultimately not feasible, this could materially adversely affect our results of operations. Furthermore, this manufacturer is part of a large multinational entity which also serves as the distributor of Dione products in certain regions and, if the manufacturing arrangement terminates, this could have an adverse effect on the distribution of Dione's products. We are also beginning to arrange for the manufacture of some of our NURIT products in the countries where they are used, such as Brazil and Turkey. We thus may become dependent on these third party manufacturers to produce and deliver products sold in these important markets on a timely basis and at an acceptable cost.

Security is vital to our customers and end-users and therefore breaches in the security of our products could adversely affect our reputation and results of operations.

Protection against fraud is of key importance to the purchasers and end-users of our products. We incorporate security features, such as encryption software and secure hardware, into our products to protect against fraud in electronic payment transactions and to ensure the privacy and integrity of consumer data. Our products may be vulnerable to breaches in security due to defects in the security mechanisms, the operating system and applications or the hardware platform. Security vulnerabilities could jeopardize the security of information transmitted using our products. If the security of our products is compromised, our reputation and product acceptance will be adversely affected, which would cause our business to suffer, and we may become subject to damage claims.

If we do not continually enhance our existing products and develop and market new products and product enhancements, our revenues and income will be adversely affected.

The market for electronic payment systems is characterized by:

•	rapid technological change;

•	frequent product introductions and enhancements;

•	evolving industry performance standards and security measures; and

•	changes in customer and end-user requirements.

Because of these factors, we must continually enhance our existing products and develop and market new products.

We cannot be sure that we will successfully complete the development and introduction of new products or product enhancements or that any new products developed will achieve acceptance in the marketplace. We may also fail to develop and deploy new products and product enhancements on a timely basis. In either case, our revenues and income could suffer and we may lose market share to our competitors.

We may accumulate excess or obsolete inventory that could result in unanticipated price reductions or write downs and adversely affect our results of operations.

We often hold high levels of inventory as components and finished goods, in order to meet our customers' delivery requirements and to be able to fill orders quickly. Rapid technological change and evolving technological and industry standards are resulting in shorter life cycles for our inventory. Shorter life cycles could cause decreases in selling prices, inventory write-offs and a lower rate of return on our research and development expenditures, all of which could adversely affect our results of operations.

We must adhere to industry and government regulations and standards, and therefore sales of our products will suffer if we cannot comply with them.

Our products must meet industry standards imposed by EMVCo, Visa, MasterCard and other credit card companies, and regional financial organizations. New standards are continually being adopted or proposed as a result of worldwide anti-fraud initiatives, the increasing need for system compatibility and technology developments such as wireless transmissions and communication over the Internet. For example, Visa International and MasterCard International recently introduced enhanced security requirements in order to align their requirements and to take into account additional fraud technologies. These requirements, known as Payment Card Industry PED (PCI PED), will eventually replace Visa PED, the current security standard. Our products also must comply with government regulations, including those imposed by the Federal Communications Commission in the U.S., Underwriters' Laboratory in the U.S. and other local telecommunications authorities and independent standards groups worldwide regarding emissions, radiation and connections with telephone lines and radio networks. We cannot be sure that we will be able to design our products to comply with future standards or regulations. Compliance with these standards could increase the cost of producing our products. Our business and financial condition could be adversely affected if we cannot comply with new industry standards, or obtain or retain necessary regulatory approval or certifications in a timely fashion, or if compliance results in increasing the cost of our products.

Undetected hardware and software errors may increase our costs and impair the market acceptance of our products. We could be subject to warranty claims and product recalls, which could be expensive and adversely affect our financial condition.

We offer complex products that are susceptible to undetected hardware and software errors or failures. Products may experience failures when first introduced, as new versions are released or at any time during their lifecycle. We typically offer a one-year limited warranty for our products, although we also offer warranties that range from one to five years. Our warranty generally provides that we will repair or replace products that have defects in materials or workmanship. Any significant product returns or warranty claims could result in significant additional costs to us and could adversely affect our results of operations. In addition, any product recall as a result of errors or failures, and the associated negative publicity, could result in the loss of or delay in market acceptance of our products and adversely affect our business and reputation. Our customers may also run third-party software applications on our products. Errors in third-party applications could adversely affect the performance of our products.

Our proprietary technology is difficult to protect and unauthorized use of our proprietary technology by third parties may impair our ability to compete effectively.

Our success and ability to compete depend in large part upon protecting our proprietary technology. We currently rely on a combination of trade secret and intellectual property laws, nondisclosure and other contractual agreements and technical measures to protect our proprietary rights. We require employees and consultants to execute confidentiality agreements and also seek these agreements from suppliers. These measures may not be sufficient to protect our technology from third-party infringement or to protect us from the claims of others. In addition, our products are sold in foreign markets such as China, Russia and Latin America that generally provide less protection for intellectual property than that provided under U.S. or European laws. If we are unable to prevent misappropriation of our technology, competitors may be able to use and adapt our technology.

Our business may suffer if we are sued for infringing the intellectual property rights of third parties.

We are subject to the risk of adverse claims and litigation alleging infringement by us of the intellectual property rights of others. There is an increasing number of patents and patent applications in the electronic payment industry. Third parties may assert infringement claims in the future alleging infringement by our current or future products or applications. Infringement claims may cause us to incur significant costs in defending those claims. We may be required to discontinue using and selling any infringing technology, to expend resources to develop non-infringing technology or to purchase or pay royalties for other technology. We are a party, together with most of the other U.S. point-of-sale terminal market participants, to an International Trade Commission investigation relating to a claim made by Verve L.L.C. in August 2004 regarding the alleged infringement of a certain patent. In February 2005, Verve filed a motion to withdraw the complaint and terminate the ITC action without prejudice. Verve also alleged that our systems infringe a number of other patents, and filed claims with the U.S. federal courts in Northern California and Michigan. Verve has voluntarily dismissed the

California case without prejudice. Verve never served us in the Michigan case and subsequently voluntarily dismissed that case against us without prejudice. These claims are expensive and time consuming to defend. During 2004, we incurred approximately $610,000 of legal expenses in connection with the proceedings brought by Verve and during the three months ended March 31, 2005, we incurred approximately $421,000 of legal expenses in connection with the proceedings brought by Verve. Similar claims may result in additional protracted and costly litigation, regardless of the merits or ultimate outcome.

An increasing portion of our revenues is generated outside of the U.S. and Israel and we intend to continue to expand our operations internationally and therefore our results of operations could suffer if we are unable to manage our international operations effectively.

The percentage of our revenues generated outside of the U.S. and Israel has increased in each of the past four years. During the three months ended March 31, 2005, 71.9% of our revenues were generated outside the U.S. and Israel. During 2004, 68.5% of our revenues were generated outside of the U.S. and Israel compared to 50.3% of our revenues in 2003 and 37.4% in 2002. In 2004, revenues generated in Turkey constituted 25.6% of our revenues, revenues generated in Latin America constituted 12.4% of our revenues and revenues generated in the U.K. constituted 10.8% of our revenues. We expect that the percentage of our revenues generated in the U.K. will increase significantly in 2005 as the results of Dione will be consolidated for the full year as compared to only three months in 2004.

Part of our strategy is to expand our penetration in existing foreign markets and to enter new foreign markets. Our ability to penetrate some international markets may be limited due to different technical standards, protocols or product requirements in different markets. Expansion of our international business will require significant management attention and financial resources. Our international sales and operations are subject to numerous risks inherent in international business activities, including:

•	economic and political instability in foreign countries;

•	staffing and managing foreign operations;

•	increased risk of collection;

•	multiple, changing and inconsistent enforcement of laws and regulations;

•	laws and business practices that favor local companies;

•	complying with local regulatory or industry imposed security or other certification requirements;

•	fluctuations in currency exchange rates;

•	burdens that may be imposed by tariffs and other trade barriers; and

•	greater difficulty in safeguarding intellectual property in areas such as China, Russia and Latin America.

If we are unable to address these risks, our foreign operations may be unprofitable or the value of our investment in our foreign operations may decrease.

Fluctuations in currency exchange rates may adversely affect our results of operations.

A substantial part of our business consists of sales made in currencies other than the U.S. dollar. Additionally, portions of our cost of revenues and our other operating expenses are incurred by our international operations and denominated in local currencies. Fluctuations in the value of these revenues, costs and expenses as measured in U.S. dollars could materially affect our results of operations. In addition, our balance sheet reflects non-U.S. dollar denominated assets and liabilities, which can be adversely affected by fluctuations in currency exchange rates. We and our subsidiaries engage from time to time in forward currency transactions that are intended to hedge our exposure to adverse fluctuations in exchange rates. Such arrangements may not always be effective, particularly in the event of imprecise forecasts of non-U.S. denominated assets and liabilities. Accordingly, if there is an adverse movement in exchange rates, we might suffer significant losses.

We have experienced a period of rapid growth, and if we cannot adequately manage our growth, our results of operations will suffer.

We have experienced rapid growth in our operations, both internally and from our acquisition of Dione, and our anticipated future growth may place a significant strain on our managerial, operational and financial resources. We cannot be sure that we have made adequate allowances for the costs and risks associated with our expansion, or that our systems, procedures and managerial controls will be adequate to support our operations. Any delay in implementing, or transitioning to, new or enhanced systems, procedures or controls may adversely affect our ability to manage our product inventory and record and report financial and management information on a timely and accurate basis. We believe our growth will require us to hire additional engineering, technical support, sales, administrative and operational personnel. Competition for qualified personnel can be intense in the areas where we operate. The process of locating, training and successfully integrating qualified personnel into our operations can be lengthy and expensive. If we are unable to successfully manage our expansion, our business may not grow, our expenses may increase and our results of operations may be adversely affected.

We intend to expand our business through acquisitions that could result in diversion of resources and extra expenses. This could disrupt our business and adversely affect our financial condition.

Part of our strategy is to pursue acquisitions of businesses and technologies or to establish joint ventures to expand our business. For example, in October 2004, we purchased all of the outstanding shares of Dione. The negotiation of potential acquisitions or joint ventures as well as the integration of acquired or jointly developed businesses or technologies could divert our management's time and resources. Acquired businesses, technologies or joint ventures may not be successfully integrated with our products and operations. We may not realize the intended benefits of any acquisition or joint venture.

Acquisitions could result in:

•	substantial cash expenditures;

•	potentially dilutive issuances of equity securities;

•	the incurrence of debt and contingent liabilities;

•	a decrease in our profit margins; and

•	amortization of intangibles and potential impairment of goodwill.

For example, the consolidation of the results of Dione's operations into our financial statements contributed to our lower gross margin percentage in 2004 and is expected to do so again in 2005. If acquisitions disrupt our operations, our business may suffer.

We depend on a limited number of key personnel who would be difficult to replace. If we lose the services of these individuals, our business will be adversely affected.

Our continued growth and success depend in large part on the managerial and technical skills of Isaac Angel, our president and chief executive officer, and Yitzhak Cohen, our senior vice president, research and development and chief technology officer as well as other members of our senior management. Our future success depends in large part on the continued services of our senior management and key personnel. Any loss of services of a member of senior management or other key personnel would negatively affect our business, at least until a suitable replacement is identified, hired and acclimated.

We have a history of quarterly fluctuations in our results of operations and expect these fluctuations to continue. Fluctuations in our results of operations may disappoint investors and result in a decline in our stock price.

We have experienced, and expect to continue to experience, significant fluctuations in our quarterly results of operations. During the past four quarters, our quarterly net income ranged from $5.3 million to $9.7 million and our quarterly gross margins ranged from 47.5% to 40.2%. In some future periods, our operating results may be below public expectations. If this occurs, the market price of our ordinary shares would likely decline. In addition, quarterly fluctuations can affect our planning processes.

The point-of-sale, or POS, terminal industry historically has been seasonal. Our revenues historically have been stronger during the second half of the year than during the first half of the year due primarily to increased POS terminal purchases to satisfy increased retail demand during the holiday season.

In addition, throughout the year, factors that may contribute to fluctuations in our quarterly results of operations include:

•	the mix of products we sell (as the gross margins we realize on our various products differ);

•	the mix of sales into different countries (as the gross margins we realize in various countries differ);

•	the size, timing and pricing of orders;

•	the timing and accounting treatment of acquisitions;

•	the timing of our product introductions or enhancements, or those of our competitors;

•	market acceptance of new products;

•	competitive pricing pressures; and

•	availability of key components for manufacturing.

Therefore, the results of any past periods should not be relied upon as an indication of our future performance.

We have not yet evaluated our internal controls over financial reporting in compliance with Section 404 of the Sarbanes-Oxley Act.

We are required to comply with the internal control evaluation and certification requirements of Section 404 of the Sarbanes-Oxley Act by no later than the end of our 2006 fiscal year. We have only recently begun the process of determining whether our existing internal controls over financial reporting systems is compliant with Section 404. This process may take a long time to complete. If it is determined that we are not in compliance with Section 404, we may be required to implement new internal control procedures and reevaluate our financial reporting. We may experience higher than anticipated operating expenses as well as outside auditor fees during the implementation of these changes and thereafter. Further, we may need to hire additional qualified personnel in order for us to be compliant with Section 404. As a result of the growth of our business and our need to comply with Section 404, we have begun an effort to expand and enhance our systems and controls, including the implementation of an enterprise resource management system. Until our new systems are in place, it will be more difficult for us to assure compliance with Section 404 and prepare timely and accurate financial statements. In addition, if we are unable to implement these changes effectively or efficiently, it could harm our operations, financial reporting or financial results and could result in our being unable to obtain an unqualified report on internal controls from our independent auditors.

Risks Relating to Our Operations in Israel

We are headquartered in Israel and therefore our results of operations may be adversely affected by political, economic and military instability in Israel.

Our principal offices and manufacturing facilities and many of our suppliers are located in Israel. Therefore, political, economic and military conditions in Israel directly affect our operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. Since September 2000, there has been a marked increase in hostilities between Israel and the Palestinians. We cannot predict how the death of Yasser Arafat will affect the relations between Israel and the Palestinians. The future of relations between the Palestinian Authority and Israel is uncertain, and the execution of Israel's plan of a unilateral disengagement from the Gaza Strip and some parts of the West Bank may serve to further disrupt the balance within this region and affect the overall stability of the region. We cannot predict the effect on us of any increase in the degree of violence by the Palestinians against Israel or the effect of military action elsewhere in the Middle East. The future of peace efforts between Israel and its Arab neighbors remains uncertain. Any future armed conflicts or political instability in the region would likely negatively affect business conditions and adversely affect our results of operations. Furthermore, several countries continue to restrict or ban business with Israel and Israeli companies. These restrictive laws and policies may seriously limit our ability to make sales in those countries.

Our results of operations may be negatively affected by the obligation of our personnel to perform military service.

Many of our executive officers and male employees in Israel are obligated to perform at least 30 days, and up to 40 days, depending on rank and position, of military reserve duty annually and are subject to being called for active duty under emergency circumstances. There are proposals to increase this annual commitment. If a military conflict or war arises, these individuals could be required to serve in the military for extended periods of time. Our operations could be disrupted by the absence for a significant period of one or more of our executive officers or key employees or a significant number of other male employees due to military service. Any disruption in our operations could adversely affect our business.

The government tax benefits that we currently receive require us to meet several conditions and may be terminated or reduced in the future, which would increase our costs.

We receive tax benefits under Israeli law for capital investments that are designated as "Approved Enterprises." We received tax benefits of approximately $6.4 million in 2004 and $8.7 million in 2003. To maintain our eligibility for these tax benefits, we must continue to meet conditions, including making specified investments in property, plant and equipment, and continuing to manufacture in Israel. If we fail to comply with these conditions in the future, the benefits we receive could be cancelled or reduced and we could be required to pay increased taxes or refund the amounts of the tax benefits we received, together with interest and penalties. Also, an increase in our manufacturing outside of Israel may be construed as a failure to comply with these conditions. These tax benefits may not continue in the future at the current levels or at any level. From time to time, we submit requests for expansion of our Approved Enterprise programs or for new programs to be designated as Approved Enterprises. These requests might not be approved in the future. The termination or reduction of these tax benefits, or our inability to get approvals for expanded or new programs, could adversely affect our results of operations. On April 1, 2005, a comprehensive amendment to the investment law was approved by the Israeli parliament. The amendment imposes additional eligibility criteria for new Approved Enterprise benefits and also offers additional forms of alternative benefits. We are currently reviewing the implications of the amendment and cannot predict the impact that the amendment may have on any new Approved Enterprise benefits we may seek in the future.

It may be difficult to enforce a U.S. judgment against us, our executive officers and our directors.

Because substantially all of our assets and the assets of all of our directors and executive officers are located outside the U.S., a judgment obtained in the U.S. against us or any of them may not be collectible within the U.S. Furthermore, service of process upon these individuals, all of whom reside outside the U.S., may be difficult to obtain within the U.S.

In addition, there is doubt as to the enforceability of civil liabilities under the Securities Act and the Securities Exchange Act in original actions instituted in Israel.

Provisions of Israeli law may delay, prevent or make difficult an acquisition of us, which could prevent a change of control and therefore depress the price of our shares.

Provisions of Israeli corporate and tax law may have the effect of delaying, preventing or making more difficult a merger with, or other acquisition of, us. This could cause our ordinary shares to trade at prices below the price for which third parties might be willing to pay to gain control of us. Third parties who are otherwise willing to pay a premium over prevailing market prices to gain control of us may be unable or unwilling to do so because of these provisions of Israeli law.

The rights and responsibilities of our shareholders will be governed by Israeli law and differ in some respects from the rights and responsibilities of shareholders under U.S. law.

We are incorporated under Israeli law. The rights and responsibilities of holders of our ordinary shares are governed by our memorandum of association, our articles of association and by Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith toward the company and other shareholders and to refrain from abusing his power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters.

Risks Relating to the Offering

Substantial future sales of our ordinary shares may depress their market price.

If our shareholders sell substantial amounts of our ordinary shares, either on the Tel Aviv Stock Exchange or the Nasdaq National Market, the market price of our ordinary shares may fall. Any decrease in the price of our shares on the Tel Aviv Stock Exchange could cause a decrease in the price of our shares on the Nasdaq National Market.

We, the selling shareholders and the banks to whom the selling shareholders have pledged their ordinary shares have agreed that, for a period of 90 days from the date of this prospectus, we and they will not, without the prior written consent of Merrill Lynch, dispose of or hedge any of our ordinary shares or any securities convertible into or exchangeable for our ordinary shares. Merrill Lynch in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

Two of our shareholders are in a position to control matters requiring a shareholder vote. This may adversely affect the market price of our ordinary shares.

Upon completion of this offering, Mivtach Shamir Holdings Ltd. will beneficially own, in the aggregate, approximately 13.8% of our outstanding ordinary shares and Mez-Op Holdings Ltd., which is owned by affiliates of First Israel Mezzanine Investors Ltd., or FIMI, will beneficially own, in the aggregate, approximately 5.5% of our outstanding ordinary shares. Meir Shamir, the chairman of Mivtach Shamir Holdings, Jacob Perry and David Rubner are members of our board of directors designated by Mivtach Shamir Holdings. Ishay Davidi, the chief executive officer of FIMI and Mez-Op Holdings, and Mordechai Gorfung are members of our board of directors designated by Mez-Op Holdings.

Mivtach Shamir Holdings and Mez-Op Holdings have entered into an agreement which will continue to be in effect following completion of the offering with respect to the election of our directors, rights of first refusal relating to their shares, distribution of dividends and maintenance of shareholders' equity. As a result, Mivtach Shamir Holdings and Mez-Op Holdings, or their designated directors, can exert significant influence over decisions affecting us while this agreement is in effect. This concentration of ownership of our ordinary shares could delay or prevent mergers, tender offers or other purchases of our ordinary shares and therefore adversely affect our share price.

Our ordinary shares are traded on more than one market, which may result in price variations.

Our ordinary shares are traded on the Nasdaq National Market and the Tel Aviv Stock Exchange. Trading in our ordinary shares on these markets will be made in different currencies (dollars on the

Nasdaq National Market, and NIS on the Tel Aviv Stock Exchange), and at different times (resulting from different time zones, different trading days and different public holidays in the U.S. and Israel). The trading prices of our ordinary shares on these two markets may differ due to these and other factors. Any decrease in the trading price of our ordinary shares on one of these markets could cause a decrease in the trading price of our ordinary shares on the other market.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. We urge you to consider that statements that use the terms believe, expect, plan, intend, estimate, predict, anticipate and similar or corollary expressions are intended to identify forward-looking statements. These statements reflect our current views about future events and are based on assumptions and are subject to risks and uncertainties. Forward-looking statements include statements about:

•	our strategy;

•	the anticipated development and release of new products;

•	our anticipated capital expenditures and liquidity;

•	our development of additional revenue sources;

•	our expansion into new markets;

•	the market acceptance of our products;

•	our technological advances; and

•	possible business disruptions from acquisitions.

Forward looking statements may be found in the sections of this prospectus entitled "Prospectus Summary" and "Risk Factors," as well as in our Annual Report on Form 20-F that is incorporated by reference in this prospectus. Actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including all the risks discussed in "Risk Factors" and elsewhere in this prospectus.

Except as required by applicable law, including the securities laws of the U.S., we do not intend to update or revise any forward-looking statements as a result of new information or future events.

PRICE RANGE OF ORDINARY SHARES

Our ordinary shares have been traded on the Tel Aviv Stock Exchange since May 1993 and on the Nasdaq National Market since January 29, 2004 under the symbol "LPMA."

The following table sets forth, for the periods indicated, the high and low sales prices of our ordinary shares as reported by the Nasdaq National Market. Our shares commenced trading on the Nasdaq National Market on January 29, 2004. All per share prices for periods prior to or including June 22, 2004 have been retroactively adjusted to reflect the two-for-one stock split effected on that date.

	PRICE PER ORDINARY SHARE (USD) (NASDAQ)
	HIGH	LOW
During the last year:
2004	$29.90	$19.26

During the last six months:
November 2004	$29.25	$23.76
December 2004	29.90	26.85
January 2005	32.05	27.20
February 2005	30.84	27.95
March 2005	31.85	28.65
April 2005	30.79	27.90
May 2005 (through May 4, 2005)	29.99	29.04

During each fiscal quarter of 2004 and 2005:
First Quarter 2004	$24.65	$20.30
Second Quarter 2004	26.77	20.57
Third Quarter 2004	25.79	19.26
Fourth Quarter 2004	29.90	22.91
First Quarter 2005	32.05	27.20
Second Quarter 2005 (through May 4, 2005)	30.79	27.90

On May 4, 2005, the last reported sale price of our ordinary shares on the Nasdaq National Market was $29.90 per share.

The following table shows, for the periods indicated, the high and low market prices of our ordinary shares as quoted on the Tel Aviv Stock Exchange. U.S. dollar per ordinary share amounts are calculated using the applicable rate of exchange on the date the high or low market price occurred during the period shown. All per share prices for periods prior to or including June 22, 2004 have been retroactively adjusted to reflect the two-for-one stock split effected on that date.

	PRICE PER ORDINARY SHARE (NIS) (TASE)		PRICE PER ORDINARY SHARE (USD) (TASE)
	HIGH	LOW	HIGH	LOW
During the last five years:
2000	97.30	30.50	24.13	7.55
2001	39.30	15.59	8.755	3.70
2002	45.75	29.985	9.80	6.08
2003	81.65	40.40	18.61	8.415
2004	127.90	82.52	29.288	18.695

During the last six months:
November 2004	126.70	104.90	29.026	23.621
December 2004	127.90	117.70	29.288	27.051
January 2005	138.10	119.80	31.645	27.227
February 2005	135.50	121.00	30.85	27.73
March 2005	136.50	124.90	31.71	28.82
April 2005	133.10	122.50	30.53	28.02
May 2005 (through May 4, 2005)	131.00	127.70	30.02	29.20

During each fiscal quarter of 2003, 2004 and 2005:
First Quarter 2003	48.00	40.40	9.335	8.415
Second Quarter 2003	71.65	47.75	16.615	10.035
Third Quarter 2003	71.45	51.05	16.615	11.32
Fourth Quarter 2003	81.65	58.25	18.61	13.135
First Quarter 2004	109.24	82.52	24.335	18.695
Second Quarter 2004	119.67	96.08	26.347	20.756
Third Quarter 2004	116.69	89.89	26.041	19.839
Fourth Quarter 2004	127.90	101.00	29.288	22.799
First Quarter 2005	138.10	119.80	31.645	27.227
Second Quarter 2005 (through May 4, 2005)	132.60	122.50	30.40	28.02

On May 4, 2005, the last reported sale price of our ordinary shares on the Tel Aviv Stock Exchange was NIS 130.70, or $29.96, per share.

As of May 4, 2005, we had five known shareholders of record, two of whom have an address of record in Israel, one of whom has an address of record in Switzerland and two of whom have an address of record in the United States. The number of record holders is not representative of the number or location of beneficial holders of our shares since many of these ordinary shares were held of record by brokers or other nominees.

USE OF PROCEEDS

We will not receive any proceeds from the sale by the selling shareholders of our ordinary shares in this offering. We will receive net proceeds of approximately $1.2 million upon the exercise of options by two of the selling shareholders concurrent with the consummation of this offering for shares that will be sold in this offering. These proceeds will be used for general corporate purposes.

DIVIDEND POLICY

During the past five years we paid cash dividends per share on the following dates and in the following amounts:

•	December 26, 2002 — NIS 1.1, or $0.235, per share, an aggregate of $4.7 million;

•	June 12, 2003 — NIS 1.0, or $0.225, per share, an aggregate of $4.7 million; and

•	September 8, 2004 — NIS 0.888, or $0.196, per share, an aggregate of $5.1 million.

Any dividends declared on our ordinary shares will be paid in NIS. Dividends paid to shareholders outside Israel will be converted into U.S. dollars on the basis of the exchange rate prevailing on the date of the declaration of the dividend.

Mivtach Shamir Holdings and Mez-Op Holdings, two of our shareholders, who will own in the aggregate approximately 19.2% of our total outstanding capital after this offering, agreed with each other to use their best efforts to cause us during each of the five years commencing July 1, 2002 to distribute cash dividends out of all current profits, up to an annual amount (net of Israeli withholding taxes) of $4.5 million per year. Neither we nor any shareholders other than Mivtach Shamir Holdings and Mez-Op Holdings has the right to enforce the rights and obligations of the parties under this agreement.

Our articles of association do not require shareholder approval for the declaration of dividends. Any future determination to pay cash or other dividends will be at the discretion of our board of directors and will be subject to our articles of association and Israeli law. Currently Mivtach Shamir Holdings and Mez-Op Holdings have five designees on our board of directors and therefore can cause us to distribute cash dividends, subject to our articles of association and Israeli law.

CAPITALIZATION

The following table shows our cash and cash equivalents and capitalization on March 31, 2005 and as adjusted to reflect the receipt by us of approximately $1.2 million upon the exercise of options for 269,000 shares by two selling shareholders concurrent with the consummation of this offering, after deducting the estimated offering expenses of $50,000, the maximum amount to be payable by us.

The number of shares issued and outstanding as of March 31, 2005 excludes:

•	1,925,660 shares held by one of our wholly-owned subsidiaries and treated as treasury shares;

•	an aggregate of 2,322,850 ordinary shares issuable upon exercise of options granted to employees, after giving effect to the exercise by two of the selling shareholders of options for 269,000 shares concurrent with the consummation of this offering;

•	an aggregate of 337,750 ordinary shares reserved by us for issuance upon exercise of options to be granted in the future under our existing stock option plans; and

•	an aggregate of 600,000 shares reserved for issuance under employee share purchase plans that have been approved in accordance with applicable law but have not yet been implemented by our board of directors.

	At March 31, 2005
	Actual	As adjusted
	(inthousands) (unaudited)
Cash and cash equivalents	$118,287	$119,458
Total debt, including current portion	156	156
Shareholders' equity:
Ordinary shares: 70,000,000 shares authorized, 26,613,736 shares issued and outstanding, actual, and 26,882,736 shares issued and outstanding, as adjusted	8,095	8,157
Additional paid-in capital	139,745	140,904
Accumulated other comprehensive income	3,063	3,063
Retained earnings	101,018	101,018
Treasury stock	(6,618)	(6,618)
Total shareholders' equity	$245,303	$246,524
Total capitalization	$245,459	$246,680

UNAUDITED PRO FORMA CONDENSED
COMBINED STATEMENT OF OPERATIONS

The following unaudited pro forma condensed combined statement of operations has been prepared to give effect to the acquisition by us of 100% of the share capital of Dione Ltd. under the purchase method of accounting, and gives effect to the pro forma adjustments described in the accompanying notes.

A pro forma condensed balance sheet as of December 31, 2004 is not presented because the transaction is already reflected in the consolidated balance sheet of Lipman as of December 31, 2004.

The following unaudited pro forma condensed combined statement of operations combines the historical statements of operations of Lipman and Dione. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2004, gives effect to the acquisition as if it had occurred on January 1, 2004 and combines the historical audited statement of operations of Lipman for that year and the unaudited statement of operations of Dione for the nine month period ended September 30, 2004. The results of operations of Dione have been included in the historical consolidated financial statements of Lipman for the period from October 1, 2004 through December 31, 2004. Integration costs are not included in the accompanying unaudited pro forma condensed combined statement of operations. This pro forma information should be read in conjunction with the consolidated historical financial statements (including notes thereto) of Lipman for the year ended December 31, 2004, as presented in our Annual Report on Form 20-F for the year ended December 31, 2004, as amended, and the unaudited financial statements (including notes thereto) of Dione for the nine month period ended September 30, 2004, as furnished in our Report on Form 6-K, dated April 26, 2005, both of which are incorporated by reference.

Dione financial information for the nine month period ended September 30, 2004 is presented in its historical financial statements in U.K. pounds that have been converted in the unaudited pro forma condensed combined statement of operations to U.S. dollars using an exchange rate of $1.80 per pound, the rate published by the Bank of Israel on October 1, 2004. The Dione historical financial statements are prepared in accordance with generally accepted accounting principles in the United Kingdom and are reconciled to generally accepted accounting principles in the United States, or US GAAP. The US GAAP reconciled information is included in the unaudited pro forma condensed combined statement of operations.

Unaudited pro forma condensed combined financial information is presented for illustrative purposes only and is not necessarily indicative of the results of operations that would have actually been reported had the acquisition occurred at the beginning of the period presented, nor is it indicative of future results of operations. This unaudited pro forma condensed combined statement of operations is based upon the respective historical financial information of Lipman and Dione and does not incorporate, nor does it assume, any benefits from cost savings or synergies of the combined company. The pro forma adjustments are based on available financial information and certain estimates and assumptions that Lipman believes are reasonable and that are set forth in the notes to the unaudited pro forma condensed combined statements of operations.

(In thousands, except per share data)
	Year ended December 31, 2004	Nine month period ended September 30, 2004	Nine month period ended September 30, 2004		Year ended December 31, 2004
	Lipman	Dione	Pro forma Adjustments		Pro forma Combined
	audited	unaudited	unaudited		unaudited
Revenues	$180,553	$49,164	—		$229,717
Cost of revenues	99,012	31,783	—		130,795
Amortization of acquired technology	260	—	799	(a)	1,059
Gross profit	81,281	17,381	(799)		97,863
Operating expenses:
Research and development	7,829	3,435	—		11,264
Selling and marketing	20,665	4,075	—		24,740
General and administrative	10,556	3,143	—		13,699
Stock based compensation	4,783	—	—		4,783
Amortization of acquired intangible assets	699	—	1,515	(b)	2,214
Total operating expenses	44,532	10,653	1,515		56,700
Operating income	36,749	6,728	(2,314)		41,163
Financial income (expenses), net	3,099	(236)	—		2,863
Other income (expenses), net	62		—		62
Income before taxes on income	39,910	6,492	(2,314)		44,088
Taxes on income	9,167	517	(694	)(c)	8,990
Net income	$30,743	$5,975	$(1,620)		$35,098
Basic net earning per share	$1.20				$1.37
Diluted net earning per share	$1.15				$1.32
Basic weighted average number of shares outstanding (in thousands)	25,599				25,599
Diluted weighted average number of shares outstanding (in thousands)	26,680				26,680

The unaudited pro forma condensed combined statement of operations reflects the purchase of assets and 100% of the shares of Dione. The purchase price consisted of $69.0 million in cash and transaction costs of $1.1 million. The transaction was accounted for using the purchase method of accounting and, accordingly, the purchase price has been allocated to the assets acquired and liabilities assumed based upon their estimated fair values at the date the acquisition was completed.

In addition to the payment we made to the shareholders of Dione in 2004, we are required to pay an additional purchase price of up to $33.4 million in cash, contingent upon Dione meeting certain financial targets in 2005 and/or 2006. If financial targets are met in 2006, we will also issue up to a maximum of 442,105 of our ordinary shares to the former shareholders of Dione.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition (in thousands):

Current assets	$25,195
Property and equipment	2,181
Technology	5,200
Customer relations	16,400
Other intangible assets	1,210
Goodwill	51,220
Current liabilities	(17,637)
Long-term liabilities	(6,393)
Deferred tax liability	(7,249)
Net assets acquired	$70,127

All assets acquired and liabilities assumed were converted from British pounds on acquisition date using an exchange rate of $1.80 per pound, the rate published by the Bank of Israel on October 1, 2004.

All acquired intangible assets with definite lives are amortized using the straight-line method. Acquired technology in the amount of $5.2 million is amortized over 5 years. Customer relations in the amount of $16.4 million are amortized over an average period of 9 years. Other intangible assets in the amount of $1.2 million are amortized over an average period of 9 years.

The pro forma condensed combined statement of operations for the year ended December 31, 2004 includes the adjustments necessary to give effect to the acquisition as if it had occurred on January 1, 2004. Adjustments included in the pro forma condensed combined statement of operations are summarized as follows:

(a)   To record amortization of technology acquired at the acquisition, in the amount of $5.2 million and amortized over 5 years, for the nine month period ended September 30, 2004.

(b)   To record amortization of customer relations and other intangible assets acquired at the acquisition, in the amount of $17.6 million and amortized over an average period of 9 years, for the nine month period ended September 30, 2004.

(c)   To record income tax impact related to the amortization of intangible assets and interest income.

PRINCIPAL AND SELLING SHAREHOLDERS

The following table shows information about the beneficial ownership of our ordinary shares as of the date of this prospectus, including shares that may be acquired pursuant to options that are exercisable within 60 days of the date of this prospectus, as adjusted to reflect the sale of the ordinary shares in the offering, by:

•	each person or entity known to own beneficially more than 5% of our outstanding ordinary shares;

•	each selling shareholder;

•	each director or officer who beneficially holds more than 1% of our outstanding ordinary shares; and

•	all other directors and executive officers as a group.

Percentage ownership is based on 26,613,736 ordinary shares outstanding as of May 4, 2005, and 26,882,736 shares outstanding following the exercise of options by two selling shareholders concurrent with the consummation of this offering for shares which are being sold in this offering. The shareholders listed below do not have any different or special voting rights from any other shareholders of our company. Except where otherwise indicated, we believe, based on information furnished by the owners, that the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to such shares.

	Shares Beneficially Owned Before the Offering				Number of Shares Being Offered		Shares Beneficially Owned After the Offering
Name	Number		Percent				Number	Percent
Mivtach Shamir Holdings Ltd Sharbat Bldg. 15th Floor, 4 Koyfman St., Tel Aviv 68102, Israel	4,765,108	(1)	17.9%		1,065,027		3,700,081	13.8%
Meir Shamir	4,765,108	(1)	17.9		—		3,700,081	13.8
Zand International Holding Inc.(5)	2,670,000		9.7		—		2,670,000	9.6
Mez-Op Holdings Ltd (2) c/o First Israel Mezzanine Investors Ltd., FIMI 2000 Ltd., Rubinstein Building, 37 Petach Tikva Road, Tel Aviv 67137, Israel	2,130,000	(3)(4)	8.0		639,017		1,490,983	5.5
Ishay Davidi	2,130,000	(4)	8.0		—		1,490,983	5.5
Jana Partners LLC(6)	1,766,846		6.6		—		1,766,846	6.6
Isaac Angel	219,108			*	219,000	(7)	108		*
Jacob Perry	90,000			*	50,000	(7)	40,000		*
All directors and executives officers as a group (18 people)	7,473,016	(8)	27.8		1,973,044		5,499,972	20.5

*	Less than 1%

(1)	Shares beneficially owned represents 4,765,108 shares owned by Mivtach Shamir Holdings Ltd., all of which Meir Shamir, a director of Lipman for more than three years, may be considered to beneficially own. In accordance with a pledge agreement, Mivtach Shamir Holdings has pledged 500,000 of its shares to Bank Leumi LC Israel Ltd., which may become a beneficial owner of the pledged shares upon the occurrence of specified events.

(2)	Mez-Op Holdings Ltd. is owned by affiliates of First Israel Mezzanine Investors, or FIMI.

(3)	Shares beneficially owned includes (a) 1,886,570 shares directly owned by Mez-Op Holdings, and (b) 243,430 beneficially owned by Mez-Op Holdings in accordance with voting trusts between Mez-Op Holdings and four other shareholders granting Mez-Op Holdings the right to vote 243,430 shares directly owned by them. Mez-Op Holdings has pledged 2,130,000 shares it owns to Bank Hapoalim Ltd. to secure a loan for $9 million. Upon the occurrence of specified events,

Bank Hapoalim Ltd. may become a beneficial owner of the pledged shares and the shares that may be purchased upon exercise of the pledged option.

(4)	Shares beneficially owned consists of 2,130,000 shares beneficially owned by Mez-Op Holdings Ltd., all of which Ishay Davidi, a director of Lipman since September 2002, may be considered to beneficially own.

(5)	Based on information as of January 31, 2005 provided to us by Zand International Holdings Inc., which is a company organized under the laws of Panama and is owned by Zand Trust of Gibraltar (a complex trust).

(6)	Based on a Schedule 13G/A, dated January 31, 2005, filed with the Securities and Exchange Commission by Jana Partners LLC.

(7)	Represents shares issuable upon the exercise of options to purchase our ordinary shares. The address of each of Mr. Angel and Mr. Perry is c/o Lipman Electronic Engineering Ltd., 11 Haamal Street, Park Afek, Rosh Haayin 48092, Israel.

(8)	Shares beneficially owned includes 309,000 shares issuable upon exercise of options. Of these, options to purchase 269,000 shares are being exercised concurrent with the consummation of this offering, which are being sold in this offering.

If the over-allotment option is exercised, Mivtach Shamir and Mez-Op Holdings will sell up to an additional 295,956 shares on a pro rata basis to the shares sold by them in this offering.

To our knowledge, the significant changes in the percentage ownership of our shares held by our major shareholders during the past three years are as follows:

In November 2003, Meir Shamir sold 80,000 shares in the Tel Aviv Stock Exchange.

Zand International Holding Inc. purchased, in public transactions on the Tel Aviv Stock Exchange, 21,276 ordinary shares during January 2003, an aggregate of 17,240 ordinary shares during March and April 2003 and 37,794 ordinary shares during August 2003.

On August 13, 2002, Aharon Lipman, Rami Lipman and Zeev Kopf entered into a share purchase agreement pursuant to which they sold an aggregate of 2,700,000 of our ordinary shares, or approximately 12.3% of our outstanding ordinary shares, consisting of 1,200,000 ordinary shares from Aharon Lipman, 1,000,000 ordinary shares from Rami Lipman and 500,000 ordinary shares from Zeev Kopf to Mez-Op Holdings, which is owned by affiliates of FIMI.

In addition, under the share purchase agreement, Aharon Lipman, Rami Lipman and Zeev Kopf granted Mez-Op Holdings the option to purchase up to 842,106 additional ordinary shares, consisting of 279,920 shares from Aharon Lipman, 345,800 shares from Rami Lipman and 216,386 shares from Zeev Kopf, at $9.50 per share. The price per share is subject to adjustment to be equal to the average closing price over a 90-day period immediately following September 10, 2004 multiplied by 115%, provided that the share price shall not be less than $8.04 per share or greater than $10.04 per share and is further subject to adjustment based on: (1) subdivisions or combinations of the ordinary shares; (2) cash dividends; and (3) any right offerings. After adjusting for the cash dividends paid on December 26, 2002, June 12, 2003 and September 8, 2004, the exercise price is currently $10.001 per share. On October 28, 2004, Mez-Op assigned the option to Clal Finance Batucha Investment Ltd., an Israeli brokerage house, for a total consideration of $19,654,754, of which $8,421,929 was paid directly by Clal to Aharon Lipman, Rami Lipman and Zeev Kopf and $11,232,825 was paid to Mez-Op itself, representing a price per share of approximately $23.34.

In September 2002, Mez-Op Holdings sold an aggregate of 308,572 ordinary shares, as well as options to purchase an aggregate of 96,238 ordinary shares from Aharon Lipman, Rami Lipman and Zeev Kopf to four individuals, one of whom was Mordechai Gorfung, one of our directors. Mr. Gorfung purchased from Mez-Op Holdings 96,428 ordinary shares as well as an option to purchase an aggregate of 30,074 additional ordinary shares from Aharon Lipman, Rami Lipman and Zeev Kopf. Pursuant to a voting trust, Mez-Op Holdings retained all voting rights related to the shares sold to the individuals and any additional shares that the four individuals may acquire upon exercise of the options. Accordingly, Mez-Op Holdings may be considered the beneficial owner of these shares.

Mivtach Shamir Holdings sold 930,000 shares and Mez-Op Holdings sold 570,000 shares in our initial public offering in January 2004.

Aharon Lipman sold 255,000 shares on August 31, 2004 to a European bank.

Rami Lipman sold 200,000 shares on October 28, 2004, and 55,000 shares on November 7, 2004, to a European bank.

According to filings with the U.S. Securities and Exchange Commission, during 2004, Jana Partners LLC purchased 1,776,846 of our ordinary shares.

CONDITIONS IN ISRAEL

We are incorporated under Israeli law and our principal offices are located in Israel. Therefore, political, economic and military conditions in Israel directly affect our operations.

Political Conditions

Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. A state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel. Israel signed a peace agreement with Egypt in 1979 and a peace agreement with Jordan in 1994. Since 1993, several agreements have been signed between Israel and Palestinian representatives about conditions in the West Bank and Gaza.

Since September 2000, relations between Israel and the Palestinian Authority have deteriorated, and Israel has experienced continuing unrest in the areas administrated by the Palestinian Authority, which has resulted in terror attacks against Israeli targets and citizens both in Israel and in the areas administrated by the Palestinian Authority. We cannot predict how the death of Yasser Arafat will affect the relations between Israel and the Palestinians. A performance-based, multi-phase plan to end the Israeli-Palestinian conflict, known as the Road Map, was prepared by the U.S., the European Union, United Nations and Russia and was released on April 30, 2003. The future of relations between the Palestinian Authority and Israel is uncertain, and the execution of Israel's plan of a unilateral disengagement from the Gaza Strip and some parts of the West Bank may serve to further disrupt the balance within this region and affect the overall stability of the region.

Despite the progress towards peace between Israel and its Arab neighbors, there are countries, companies and organizations that continue to participate in a boycott of Israeli firms and others doing business with Israel or with Israeli companies. Although we are precluded from marketing our products to these countries, we believe that in the past the boycott has not had a material adverse effect on our business. However, restrictive laws, policies or practices directed towards Israel or Israeli businesses could possibly have an adverse impact on the expansion of our business.

Unless exempt, all male adult citizens and permanent residents of Israel under the age of 48 are obligated to perform military reserve duty annually. In addition, all these individuals are subject to being called to active duty at any time under emergency circumstances. Many of our officers and employees are currently obligated to perform annual reserve duty. While we have operated effectively under these requirements since we began operations, we cannot assess the full impact of these requirements on our workforce or business if conditions should change. In addition, we cannot predict the effect on our business of a state of emergency in which large numbers of individuals are called up for active duty.

Economic Conditions

Israel's economy has been subject to numerous destabilizing factors, including a period of rampant inflation in the early to mid-1980s, low foreign exchange reserves, fluctuations in world commodity prices, military conflicts and civil unrest. The Israeli government has intervened in the economy by utilizing fiscal and monetary policies, import duties, foreign currency restrictions and control of wages, prices and exchange rates. The Israeli government has periodically changed its policies in all these areas.

The Israeli government's monetary policy contributed to relative price and exchange rate stability in recent years, despite fluctuating rates of economic growth and a high rate of unemployment. There can be no assurance that the Israeli government will be successful in its attempts to keep prices and exchange rates stable. Price and exchange rate instability may have a material adverse effect on our business.

Trade Relations

Israel is a member of the United Nations, the International Monetary Fund, the International Bank for Reconstruction and Development and the International Finance Corporation. Israel is also a member of the World Trade Organization and is a signatory of the global agreement on trade in services and to the agreement on basic telecommunications services. In addition, Israel has been granted preferences under the generalized systems of preferences from the U.S., Australia, Canada and Japan. These preferences allow Israel to export the products covered by these programs either duty-free or at reduced tariffs.

Israel and the European Economic Community, now known as the European Union, concluded a free trade agreement in 1975. This agreement confers advantages to Israeli exports to most European countries and obligates Israel to lower its tariffs on imports from these countries over a number of years. In November 1995, Israel entered into a new agreement with the European Union, which redefines rules of origin and other improvements, such as providing for Israel to become a member of the research and technology programs of the European Union. In 1985, Israel and the U.S. entered into an agreement to establish a free trade area. The free trade area has eliminated all tariff and some non-tariff barriers on most trade between the two countries. On January 1, 1993, an agreement between Israel and the European Free Trade Association (EFTA), which is currently comprised of Norway, Switzerland, Iceland and Liechtenstein, established a free-trade zone between Israel and the EFTA nations. In recent years, Israel has established commercial and trade relations with a number of other nations, including Russia, China, India, Turkey and other nations in Eastern Europe and Asia.

Assistance from the U.S.

Israel receives significant amounts of economic and military assistance from the U.S., averaging approximately $3 billion annually over the last several years. In addition, in 1992, the U.S. approved the issuance of up to $10 billion of loan guarantees during U.S. fiscal years 1993 to 1998 to help Israel absorb a large influx of new immigrants, primarily from the republics of the former Soviet Union. Under the loan guarantee program, Israel issued up to $2 billion in principal amount of guaranteed loans each year. In April 2003, the U.S. approved a new loan guarantee program that provides for the guarantee of up to $9 billion in principal amount of loans to Israel during U.S. government fiscal years 2003 through 2005. Under the program, the U.S. will issue guarantees with respect to all payments of principal and interest on bonds issued by Israel. The aim of the program is to support Israel's comprehensive economic program and create conditions for higher and sustainable growth. The proceeds of the guaranteed loans may be used to refinance existing debt. We cannot assure you that assistance from the U.S. will continue at or near amounts received in the past. If the grants for economic and military assistance or the U.S. loan guarantees are eliminated or reduced significantly, the Israeli economy could suffer material adverse consequences.

UNDERWRITING

The selling shareholders intend to offer the shares through Merrill Lynch, Pierce, Fenner & Smith Incorporated. Subject to the terms and conditions described in an underwriting agreement among us, the selling shareholders and Merrill Lynch, the selling shareholders have agreed to sell to Merrill Lynch, and Merrill Lynch has agreed to purchase from the selling shareholders, 1,973,044 of our ordinary shares. The address for Merrill Lynch is 4 World Financial Center, New York, New York 10080.

Merrill Lynch has agreed to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased.

We and the selling shareholders have agreed to indemnify Merrill Lynch against certain liabilities, including liabilities under the Securities Act, or to contribute to payments Merrill Lynch may be required to make in respect of those liabilities.

Merrill Lynch is offering the shares, subject to prior sale, when, as and if issued to and accepted by it, subject to approval of legal matters by its counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by Merrill Lynch of officer's certificates and legal opinions. Merrill Lynch reserves the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

Merrill Lynch has advised us and the selling shareholders that it proposes initially to offer the shares to the public at the initial public offering price on the cover page of this prospectus and to dealers at that price less a concession not in excess of $         per share. Merrill Lynch may allow, and the dealers may reallow, a discount not in excess of $         per share to other dealers. After the public offering, the public offering price, concession and discount may be changed.

The following table shows the public offering price, underwriting discount and proceeds to the selling shareholders. The information assumes either no exercise or full exercise by Merrill Lynch of its over-allotment option.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds to the selling shareholders	$	$	$

Pursuant to the terms of the Registration Rights Agreement, dated as of November 18, 2003, by and among us, Mivtach Shamir Holdings Ltd. and Mez-Op Holdings Ltd., we are obligated to register the ordinary shares being offered by Mivtach Shamir and Mez-Op and to bear the costs of the registration, other than underwriting discounts and commissions, which will be paid by the selling shareholders.

We estimate the registration expenses we will incur in connection with this offering will be approximately $350,000. Merrill Lynch has agreed to reimburse us for any expenses in excess of $50,000.

Over-allotment Option

Two of the selling shareholders have granted an option to Merrill Lynch to purchase up to 295,956 additional shares at the public offering price less the underwriting discount. Merrill Lynch may exercise this option for 30 days from the date of this prospectus solely to cover any over-allotments. If Merrill Lynch exercises this option, it will be obligated, subject to conditions contained in the underwriting agreement, to purchase these additional shares.

No Sales of Similar Securities

We, the selling shareholders and the banks to whom the selling shareholders have pledged their ordinary shares have agreed that, for a period of 90 days from the date of this prospectus, we and they will not, without the prior written consent of Merrill Lynch, dispose of or hedge any of our ordinary shares or any securities convertible into or exchangeable for our ordinary shares. Merrill Lynch in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

Quotation on the Nasdaq National Market and Listing on the Tel Aviv Stock Exchange

Our shares are quoted on the Nasdaq National Market under the symbol "LPMA." Our shares are listed on the Tel Aviv Stock Exchange under the symbol "LPMA."

Price Stabilization and Short Positions

Until the distribution of the shares is completed, Securities and Exchange Commission rules may limit Merrill Lynch from bidding for and purchasing our ordinary shares. However, Merrill Lynch may engage in transactions that stabilize the price of the ordinary shares, such as bids or purchases to peg, fix or maintain that price.

If Merrill Lynch creates a short position in the ordinary shares in connection with the offering, i.e., if it sells more shares than are listed on the cover of this prospectus, Merrill Lynch may reduce that short position by purchasing shares in the open market. Merrill Lynch may also elect to reduce any short position by exercising all or part of the over-allotment option described above. Purchases of the ordinary shares to stabilize the price of the ordinary shares or to reduce a short position may cause the price of the ordinary shares to be higher than it might be in the absence of such purchases.

Neither we nor the selling shareholders nor Merrill Lynch makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the ordinary shares. In addition, neither we nor the selling shareholders nor Merrill Lynch makes any representation that Merrill Lynch will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Passive Market Making

In connection with this offering, Merrill Lynch and selling group members may engage in passive market making transactions in the ordinary shares on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Exchange Act during a period before the commencement of offers or sales of ordinary shares and extending through the completion of distribution. A passive market marker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker's bid, that bid must then be lowered when specified purchase limited are exceeded.

Other Relationships

Merrill Lynch has engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us. It has received customary fees and commissions for these transactions.

Selling Restrictions

Merrill Lynch has represented, warranted and agreed that:

•	it has not offered or sold and, prior to the expiry of a period of six months from the closing date, will not offer or sell any shares included in this offering to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995;

•	it has only communicated and caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 ("FSMA")) received by it in connection with the issue or sale of any shares included in this offering in circumstances in which section 21(1) of the FSMA does not apply to us;

•	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares included in this offering in, from or otherwise involving the United Kingdom; and

•	the offer in The Netherlands of the shares included in this offering is exclusively limited to persons who trade or invest in securities in the conduct of a profession or business (which include banks, stockbrokers, insurance companies, pension funds, other institutional investors and finance companies and treasury departments of large enterprises).

Internet Distribution

Merrill Lynch may be facilitating Internet distribution for this offering to certain of its Internet subscription customers. Merrill Lynch may allocate a limited number of shares for sale to its online brokerage customers. An electronic prospectus may be available on the Internet web site maintained by Merrill Lynch. Other than the prospectus in electronic format, the information on the Merrill Lynch web site is not part of this prospectus.

LEGAL MATTERS

The validity of the ordinary shares being offered by this prospectus and other legal matters concerning this offering relating to Israeli law will be passed upon for us by Shnitzer, Gotlieb, Sharon & Co., Ramat Gan, Israel. Some legal matters concerning this offering relating to United States law will be passed upon for us by Fulbright & Jaworski L.L.P., New York, New York. On matters of Israeli law, Fulbright & Jaworski L.L.P. is relying upon the opinion of Shnitzer, Gotlieb, Sharon & Co.

In connection with this offering, Naschitz, Brandes & Co., Tel Aviv, Israel has advised the underwriter with respect to certain Israeli law matters and Weil, Gotshal & Manges LLP, New York, New York has advised the underwriter with respect to certain United States law matters.

EXPERTS

The consolidated balance sheets of Lipman Electronic Engineering Ltd. and its subsidiaries as of December 31, 2003 and 2004, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2004 appearing in Lipman's Annual Report on Form 20-F for the year ended December 31, 2004 as amended by Form 20-F/A filed on April 26, 2005, have been audited by Kost Forer Gabbay and Kasierer, a member of Ernst & Young Global, independent registered public accounting firm, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

KPMG LLP has audited the financial statements of Dione Ltd. (previously known as Dione plc) at December 31, 2003, 2002 and 2001, and for each of the three years in the period ended December 31, 2003, as set forth in their report included in Lipman's Report on Form 6-K filed on April 26, 2005 and incorporated herein by reference. Such financial statements are incorporated by reference in reliance on the report of KPMG LLP given on their authority as experts in accounting and auditing.

ENFORCEABILITY OF CIVIL LIABILITIES

Because substantially all of our assets and a majority of the assets of our directors, executive officers and selling shareholders, are located outside the U.S., a judgment obtained in the U.S. against us or any of them may not be collectible within the U.S. Furthermore, service of process upon these individuals, all of whom reside outside the U.S., may be difficult to obtain within the U.S. Lipman U.S.A. is our U.S. agent authorized to receive service of process in any action against us in any federal court located in the City of New York or court of the State of New York arising out of this offering or any purchase or sale of securities in connection with this offering. We have not given consent for this agent to accept service of process in connection with any other claim.

In addition, there is doubt as to the enforceability of civil liabilities under the Securities Act and the Securities Exchange Act in original actions instituted in Israel. However, subject to specified time limitations, an Israeli court may declare a foreign civil judgment enforceable if it finds that:

•	the judgment was rendered by a court which was, according to the laws of the state of the court, competent to render the judgment;

•	the judgment is no longer appealable;

•	the obligation imposed by the judgment is enforceable according to the rules relating to the enforceability of judgments in Israel and the substance of the judgment is not contrary to public policy; and

•	the judgment is executory in the state in which it was given.

Even if these conditions are satisfied, an Israeli court will not enforce a foreign judgment if it was given in a state whose laws do not provide for the enforcement of judgments of Israeli courts (subject to exceptional cases) or if its enforcement is likely to prejudice the sovereignty or security of the State of Israel. An Israeli court also will not declare a foreign judgment enforceable if:

•	the judgment was obtained by fraud;

•	there was no due process;

•	the judgment was rendered by a court not competent to render it according to the laws of private international law in Israel;

•	the judgment is at variance with another judgment that was given in the same matter between the same parties and which is still valid; or

•	at the time the action was brought in the foreign court a suit in the same matter and between the same parties was pending before a court or tribunal in Israel.

If a foreign judgment is enforced by an Israeli court, it generally will be payable in NIS, which can then be converted into non-Israeli currency and transferred out of Israel. The usual practice in an action to recover an amount in non-Israeli currency is for the Israeli court to render judgment for the equivalent amount in NIS at the rate of exchange on the date of payment, but the judgment debtor also may make payment in non-Israeli currency. Pending collection, the amount of the judgment of an Israeli court stated in NIS ordinarily will be linked to the Israel consumer price index plus interest at the annual rate (set by Israeli law) prevailing at that time. Judgment creditors bear the risk of unfavorable exchange rates.

INCORPORATION OF DOCUMENTS BY REFERENCE

The Securities and Exchange Commission allows us to "incorporate by reference" the information we file with them. This means that we can disclose important information to you by referring you to those documents. Each document incorporated by reference is current only as of the date of such document, and the incorporation by reference of such documents shall not create any implication that there has been no change in our affairs since the date thereof or that the information contained therein is current as of any time subsequent to its date. The information incorporated by reference is considered to be a part of this prospectus and should be read with the same care. When we update the information contained in documents that have been incorporated by reference by making future filings with the Securities and Exchange Commission, the information incorporated by reference in this prospectus is considered to be automatically updated and superseded. In other words, in the case of a conflict or inconsistency between information contained in this prospectus and information incorporated by reference into this prospectus, you should rely on the information contained in the document that was filed later.

We incorporate by reference the documents listed below:

•	our Annual Report on Form 20-F for the fiscal year ended December 31, 2004, as amended by Form 20-F/A filed on March 24, 2005 and further amended by Form 20-F/A filed on April 26, 2005;

•	the audited financial statements of Dione Ltd. for the three years ended December 31, 2003 and the unaudited financial statements of Dione Ltd. for the nine months ended September 30, 2003 and 2004 included in our Report on Form 6-K filed on April 26, 2005;

•	our interim condensed consolidated financial statements for the three months ended March 31, 2004 and 2005 and the related operating results and financial review and prospects included in our Report on Form 6-K filed on April 26, 2005; and

•	the description of our ordinary shares contained in our Registration Statement on Form 8-A filed on January 12, 2004, including any amendment or report updating this description.

In addition, unless otherwise stated in this prospectus, all documents we subsequently file with the Securities and Exchange Commission pursuant to Sections 13(a), 13(c) and 15(d) of the Exchange Act (except for certifications pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act) and certain reports on Form 6-K furnished by us before the termination of this offering, which we identify in such forms as being incorporated by reference into the registration statement of which this prospectus forms a part, are incorporated herein by reference.

All information appearing in this prospectus is qualified in its entirety by the information and financial statements, including the notes thereto, contained in the documents incorporated by reference in this prospectus.

We will provide without charge to any person (including any beneficial owner) to whom this prospectus has been delivered, upon the oral or written request of such person, a copy of any document incorporated by reference into the registration statement (not including exhibits to the document that is incorporated by reference, unless such exhibits are specifically incorporated by reference into the document) of which this prospectus forms a part. Requests should be directed to Corporate Secretary, Lipman Electronic Engineering Ltd., 11 Haamal Street, Park Afek, Rosh Haayin 48092, Israel. Our telephone number at that location is (972-3) 902-9730.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form
F-3 under the Securities Act with respect to this offering of our ordinary shares. This prospectus does not contain all of the information contained in the registration statement. Statements made in this prospectus as to the contents of any contract, agreement or other document are necessarily summaries of these documents and are qualified in their entirety by reference to each such contract, agreement or other document which is filed as an exhibit to the registration statement or incorporated into it by reference. The exhibits themselves must be reviewed for a complete description of the contract or document.

We are subject to the information reporting requirements of the Securities and Exchange Act of 1934, as amended, referred to as the Exchange Act, applicable to foreign private issuers. As a foreign private issuer, we are exempt from certain rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and "short-swing" profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of our ordinary shares. In addition, we are not required to file reports and financial statements with the Securities and Exchange Commission as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we file with the Securities and Exchange Commission an annual report on Form 20-F containing financial statements audited by an independent accounting firm. We also furnish reports on Form 6-K containing unaudited financial information for the first three quarters of each fiscal year and other material information.

You may examine and copy the registration statement, including the exhibits and schedules thereto, and any other document we file with the Securities and Exchange Commission at its Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. You may call the Securities and Exchange Commission at 1-800-SEC-0330 for additional information on the operation of the public reference facilities. The documents concerning us which are referred to in the registration statement may also be examined at our principal executive offices located at 11 Haamal Street, Park Afek, Rosh Haayin 48092, Israel.

In addition, the Securities and Exchange Commission maintains an Internet website that contains reports, proxy statements, information statements and other material that are filed through the Securities and Exchange Commission's Electronic Data Gathering, Analysis and Retrieval, or EDGAR, system. Our filings are available to the public at the Securities and Exchange Commission's website at www.sec.gov.

You should rely only on the information contained or incorporated by reference in this prospectus. We have not, and the underwriter has not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriter is not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

1,973,044 Shares

Lipman Electronic Engineering Ltd.

Ordinary Shares

PROSPECTUS

Merrill Lynch & Co.

           , 2005

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 8.    Indemnification of Directors and Officers

Section 258 of the Companies Law, 1999 (the "Israeli Companies Law") prohibits a company from exculpating an officer or director from liability for the breach of his duty of loyalty. The company may exculpate an officer or director from liability for the breach of his duty of care, may insure his liability for a breach of these duties, or indemnify him for a breach, but only according to the provisions of the following sections:

Section 259 of the Israeli Companies Law permits a company to provide in its Articles of Association that an officer or a director of the company may be exculpated, to the extent provided in the Articles, from liability for the breach of his duty of care.

Section 260A of the Israeli Companies Law permits a company to provide in its Articles of Association that the company may indemnify an officer or a director in such capacity, for:

•	monetary liability incurred pursuant to a judgment, including a settlement or arbitration decision approved by a court, in an action brought by a third party;

•	reasonable legal expenses incurred in an action brought against the director or officer by or on behalf of the company or others; and

•	reasonable legal expenses incurred in defending criminal charges of which the director or officer was acquitted, or as a result of a criminal charge that does not require proving criminal intent of which the director or officer was convicted.

Section 260B of the Israeli Companies Law specifies that the indemnification provision in a company's Articles of Association may be a blanket obligation to indemnify in advance, provided it is limited to events the board of directors can foresee when providing the obligation and that it is limited to a sum the board of directors determines is reasonable in the circumstances, or a provision permitting the company to indemnify an officer or a director on an ad hoc basis after the fact.

Section 261 of the Israeli Companies Law permits a company to provide in its Articles of Association that the company may insure an officer or a director. This insurance may cover liability for breach of the duty of care or, to the extent the officer or director acted in good faith and has a reasonable basis to believe that the act would not prejudice the company, for the breach of the duty of loyalty. A company's Articles of Association may also allow it to insure officers and directors for monetary liabilities incurred as a result of an act or an omission committed in connection with his serving as an officer or director of the company.

All of these provisions are specifically limited in their scope by the Israeli Companies Law, which provides that a company may not indemnify an officer or director nor enter into an insurance contract that would provide coverage for any monetary liability incurred as a result of any of the following:

•	a breach by the officer or director of the duty of loyalty, unless the officer or director acted in good faith and has a reasonable basis to believe that the act would not prejudice the company;

•	an intentional or reckless breach by the officer or director of the duty of care;

•	any act of omission done with the intent to derive an illegal personal benefit; or

•	any fine levied against the director or officer.

Section 25 of the Registrant's Articles of Association, as amended, provides as follows:

EXEMPTION, INSURANCE AND INDEMNITY

25.	Exemption, Insurance and Indemnity

25.1	The Company may exempt, in advance, an officer of the Company from his liability, in whole or in part, in respect of damage following breach of his duty of care towards the Company.

25.2	Subject to the provisions of the Companies Law, the Company may engage in a contract to insure the liability of an officer of the Company, including an officer of the Company who is serving or has served on its behalf or at its request as a director of another company in which the Company holds shares, directly or indirectly, or in which the Company has any interest (hereinafter: "Director of Another Company") in respect of any liability imposed upon him following an act which he carried out in his capacity as an officer of the Company, in any one of the following events:

25.2.1	Breach of the duty of care towards the Company or towards any other person.

25.2.2	Breach of fiduciary duty towards the Company, provided that the officer acted in good faith and had reasonable grounds to assume that the act would not prejudice the Company's interests.

25.2.3	Financial liability which shall be imposed upon him in favor of another person.

25.3	The Company may indemnify an officer of the Company on account of a liability or expense as specified in paragraphs 25.3.1 and 25.3.2 below, which was imposed upon him following an act which he carried out in his capacity as an officer of the Company.

25.3.1	Financial liability imposed upon him in favor of another person pursuant to a judgment, including a compromise judgment, or an arbitrator's award approved by a court.

25.3.2	Reasonable litigation expenses, including legal fees paid by an officer or which he was required to pay by a court, in a proceeding filed against him by the Company or on its behalf or by another person, or in criminal charges from which he was acquitted, or in criminal charges in which he was convicted of an offense which does not require proof of mens rea.

25.4	The Company may give an undertaking in advance to indemnify an officer in respect of a liability or expense as specified in Article 25.3 above, provided that the undertaking is limited to types of events which, in the opinion of the Board of Directors, may be foreseen, at the time of giving the undertaking for indemnity, and to such amount as the Board of Directors shall determine to be reasonable given the circumstances of the matter, and provided that the total amount of the indemnity shall not exceed 25% of the shareholders' equity of the Company at the time of the indemnity, according to the last financial statements, as of the date of making the actual payment of the indemnity.

25.5	The Company may also indemnify an officer of the Company retroactively.

25.6	Subject to the provisions of the Companies Law, the Company may indemnify any person, including an officer of the Company, who is serving or has served on its behalf or at its request as a director of another company in which the Company holds shares, directly or indirectly, or in which the Company has any interest (hereinafter: "Director of Another Company") in respect of any liability or expense as specified in Article 25.3 above which shall be imposed on him following an act which he carried out in his capacity as a Director of Another Company, by means of retroactive indemnity or by means of giving an undertaking to indemnify such person, provided that the said undertaking is limited to types of events which, in the opinion of the Board of Directors, may be foreseen, at the time of giving the undertaking for indemnity, and to such amount as the Board of Directors shall determine to be reasonable given the circumstances of the matter.

25.7	Sections 25.1 to 25.6 shall not apply in respect of any of the following events –

25.7.1	Breach of fiduciary duty, with the exception of that stated in Article 25.2.2 above.

25.7.2	Breach of the duty of care performed deliberately or recklessly.

25.7.3	An action committed with the intention of making personal gain, unlawfully.

25.7.4	A penalty or fine imposed on an officer.

25.8	Resolutions with respect to giving an exemption, insurance, indemnity or giving an undertaking for indemnity to a director and/or an officer who is not a director shall be passed subject to any law.

25.9	A resolution to approve an exemption, insurance or indemnity in the Articles of the Company and the alteration thereof shall be passed with such majority as specified in section 262(b) of the Companies Law or any other section as shall replace same.

Item 9.    Exhibits

The following is a list of exhibits filed as a part of this registration statement:

EXHIBIT NO.	EXHIBIT
1.1	Form of Underwriting Agreement.*
4.1	Specimen of Certificate for Ordinary Shares. (1)
4.2	Registration Rights Agreement, as of dated November 18, 2003, by and among Lipman Electronic Engineering Ltd., Mivtach Shamir Holdings Ltd. and Mez-Op Holdings Ltd. (1)
5.1	Opinion of Shnitzer, Gotlieb, Sharon & Co.*
23.1	Consent of Shnitzer, Gotlieb, Sharon & Co. (contained in their opinion constituting Exhibit 5.1).*
23.2	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global.
23.3	Consent of KPMG LLP.
23.4	Power of Attorney (included in the signature page).*

(1)	Incorporated herein by reference to Registrant's Registration Statement on Form F-1 (File No. 333-111849) filed on January 12, 2004.

*	Previously filed.

Item 10.    Undertakings

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)     For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)    For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form F-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Rosh Haayin, Israel on the 5th day of May, 2005.

LIPMAN ELECTRONIC ENGINEERING LTD.

By:	/s/ Isaac Angel
Isaac Angel President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

*	Chairman of the Board of Directors	May 5, 2005

Jacob Perry

/s/ Isaac Angel	President and Chief Executive Officer (Principal Executive Officer)	May 5, 2005

Isaac Angel

/s/ Mike Lilo	Chief Financial Officer (Principal Financial and Accounting Officer)	May 5, 2005

Mike Lilo

*	Director	May 5, 2005

Meir Shamir

*	Director	May 5, 2005

Ishay Davidi

*	Director	May 5, 2005

Aharon Lipman

*	Director	May 5, 2005

Rami Lipman

*	Director	May 5, 2005

Mordecai Gorfung

*	Director	May 5, 2005

Linda Harnevo

*	Director	May 5, 2005

Izhak Davidi

*	Director	May 5, 2005

Jonathan Kaplan

*	Director	May 5, 2005

David Rubner

Authorized Representative
in the United States:

LIPMAN U.S.A., INC.

By:   /s/ Mike Lilo

Name: Mike Lilo
Title: Director

* By:   /s/ Isaac Angel

Isaac Angel
Attorney-in-fact